UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Form N-8F

Application for Deregistration of Certain Registered Investment Companies.

I.	General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

[ ]	Merger

[ X ]	Liquidation

[ ]	Abandonment of Registration
(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

[ ]	Election of status as a Business Development Company
(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.	Name of fund: MFS InterMarket Income Trust I

3.	Securities and Exchange Commission File No.: 811-5851

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

[ X ]	Initial Application	[ ]	Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

c/o Massachusetts Financial Services Company 111 Huntington Avenue Boston, MA 02199-7618

6.	Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

Thomas Connors Massachusetts Financial Services Company 111 Huntington Avenue Boston, MA 02199-7618 (617) 954-5000

7.
Name, address and telephone number of individual or entity responsible for maintenance and pre-servation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

   Massachusetts Financial Services Company
    111 Huntington Avenue
   Boston, MA  02199-7618
   617-954-5000

8.	Classification of fund (check only one):

[ X ]	Management company;

[ ]	Unit investment trust; or

[ ]	Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

[ ]	Open-end	[X ]	Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts): Massachusetts

11.
Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

   Massachusetts Financial Services Company
    111 Huntington Avenue
   Boston, MA  02199-7618

12.	Provide the name and address of each principal underwriter of the fund during thelast five years, even if the fund's contracts with those underwriters have been terminated: N/A

13.	If the fund is a unit investment trust ("UIT") provide: 1. Depositor's name(s) and address(es): 2. Trustee's name(s) and address(es):

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

[ ] Yes [ X ] No If Yes, for each UIT state: Name(s): File No.: 811-_______ Business Address:

15.	(a)
Did the fund obtain approval from the board of trustees concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[ X ]     Yes   [    ]     No

If Yes, state the date on which the board vote took place:

July 16, 2015

 If No, explain:

(b)
Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[   ]     Yes   [ X ]     No

 If Yes, state the date on which the board vote took place:

If No, explain: The Declaration of Trust provides for the liquidation by vote of the Board of Trustees and does not require shareholder approval.

II.	Distributions to Shareholders

16.	(a) (b) (c) (d) (e)
Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

[ X ]     Yes   [    ]     No

If Yes, list the date(s) on which the fund made those distributions:

 September 25, 2015

Were the distributions made on the basis of net assets?

[ X ]     Yes   [    ]     No

Were the distributions made pro rata based on share ownership?

[ X ]     Yes   [    ]     No

If No to (b) or (c) above, describe the method of distributions to shareholders.  For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

Liquidations only:
Were any distributions to shareholders made in kind?

[    ]     Yes   [ X ]     No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.	Closed-end funds only: Has the fund issued senior securities? [ ] Yes [ X ] No If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18.
Has the fund distributed all of its assets to the fund's shareholders?

[    ]     Yes   [ X ]     No

If No,
(a)           How many shareholders does the fund have as of the date this form is filed?  NONE

(b)           Describe the relationship of each remaining shareholder to the fund:

In accordance with Rule 8f-1 under the Investment Company Act of 1940, the Fund has distributed substantially all of its assets to shareholders and is in the process of winding up its affairs.  In connection with the process of winding up its affairs, the Fund has retained approximately $180,000 in cash to pay for contingent liabilities for pending litigation recognized after September 25, 2015 (the "litigation reserve").  See the response to item 24 for a description of the litigation.  Once the litigation referred to in response to item 24 is resolved, to the extent the amount remaining in the fund's litigation reserve is more than a di minimus amount (currently, generally more than $5,000 in aggregate, more than $0.01 per share and more $25 per shareholder), a supplemental distribution, will be made pro rata by ownership interest among holders of record of shares of common stock of the fund that were outstanding as of the record date for final liquidation distribution.  If only a di minimus amount remains following the resolution of the potential litigation claims, such amount will be contributed to a charity.

19.
Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

[ X ]     Yes   [    ]     No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

See response to Item 18(b).

III.	Assets and Liabilities

20.
Does the fund have any assets as of the date this form is filed?
(See question 18 above)

[ X ]     Yes   [    ]     No

If Yes,
(a)  Describe the type and amount of each asset retained by the fund as of the date this form is filed:

              The fund holds cash in the amount of $180,000.

(b)  Why has the fund retained the remaining assets?

              See response to item 24.

(c)  Will the remaining assets be invested in securities?

   [     ]     Yes   [ X ]     No

21.
Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

[ X ]     Yes   [    ]     No

If Yes,
(a) Describe the type and amount of each debt or other liability:

See the response to item 24. In addition, the fund has an accrual of $3,600 to cover custodian fees for custody services related to maintaining the litigation reserve described in response to item 18(b).

(b) How does the fund intend to pay these outstanding debts or other liabilities?

See response to item 24.

IV.	Information About Event(s) Leading to Request For Deregistration

22.	(a) (b) (c) (d)
 List the expenses incurred in connection with the Merger or Liquidation:

(i)  Legal expenses:  $43,824

(ii)        Accounting expenses:

(iii)       Other expenses (list and identify separately):  Transfer Agent: $10,390, Printing: $2,550, Misc. : $315

(iv)       Total expenses (sum of lines (i)-(iii) above): $57,459

How were those expenses allocated?  See response to item 22(c).

Who paid those expenses?  All expenses were paid by the fund.

 How did the fund pay for unamortized expenses (if any)?  There were no unamortized expenses.

23.
 Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

[     ]     Yes   [ X ]     No

If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.	Conclusion of Fund Business

24.
Is the fund a party to any litigation or administrative proceeding?

[ X ]     Yes   [    ]     No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

In May 2015, the Motors Liquidation Company Avoidance Action Trust (hereafter, "AAT") served upon the fund a complaint in an adversary proceeding in the U.S. Bankruptcy Court for the Southern District of New York, captioned Motors Liquidation Company Avoidance Action Trust v. JPMorgan Chase Bank, N.A., et al. (No. 09-00504 (REG)).  The complaint, which was originally filed in 2009 but not served on the fund until 2015, names as defendants over 500 entities (including the fund) that held an interest in a $1.5 billion General Motors (GM) term loan in 2009, when GM filed for bankruptcy.  The AAT alleges that the fund and the other term loan lenders were improperly treated as secured lenders with respect to the term loan shortly before and immediately after GM's bankruptcy, receiving full principal and interest payments under the loan. The AAT alleges that the fund and other term loan lenders should have been treated as unsecured (or partially unsecured) creditors because the main lien securing the collateral was allegedly not perfected at the time of GM's bankruptcy due to an erroneous filing in October 2008 that terminated the financing statement perfecting the lien. The AAT seeks to claw back payments made to the fund and the other term loan lenders after, and during the 90 days before, GM's June 2009 bankruptcy petition. During that time period, the fund received term loan payments of approximately $211,459.40 The fund has joined a litigation defense group to defend the action. The fund cannot predict the outcome of this proceeding. Among other things, it is unclear whether AAT's claims will succeed; what the fund would be entitled to as an unsecured (or partially unsecured) creditor, given the existence of other collateral not impacted by the erroneous October 2008 filing; whether third parties responsible for the erroneous October 2008 filing would bear some or all of any liability; and the degree to which the fund may be entitled to indemnification from a third party for any amount required to be disgorged.

25.
Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

[     ]     Yes   [ X ]     No

If Yes, describe the nature and extent of those activities:

VI.	Mergers Only

26.	(a)	State the name of the fund surviving the Merger:
	(b)	State the Investment Company Act file number of the fund surviving the Merger:
	(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

           (d)             If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of MFS InterMarket Income Trust I, (ii) he is the Assistant Secretary of MFS InterMarket Income Trust I, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.

/s/ Thomas H. Connors